UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Dated June 1, 2005
Commission file number 0-21080

ENBRIDGE INC.

(Exact name of Registrant as specified in its charter)

Canada (State or other jurisdiction of incorporation or organization)	None (I.R.S. Employer Identification No.)

3000, 425 – 1st Street S.W.
Calgary, Alberta, Canada T2P 3L8
(Address of principal executive offices and postal code)

(403) 231-3900
(Registrants telephone number, including area code)

[Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F ☐          Form 40-F ☑

[Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934].

Yes ☐          No ☑

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENTS ON FORM S-8 (FILE NO. 333-13456, 333-97305 AND 333-6436), FORM F-3 (FILE NO. 33-77022) AND FORM F-10 (FILE NO. 333-122526) OF ENBRIDGE INC. AND TO BE PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

The following documents are being submitted herewith:

•	Report of Voting Results.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENBRIDGE INC. (Registrant)
Date: June 1, 2005	By:	/s/ "Murray J. Desrosiers"
Murray J. Desrosiers
Senior Legal Counsel

REPORT OF VOTING RESULTS
NATIONAL INSTRUMENT 51-102
FOR
ENBRIDGE INC.
ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS
HELD ON MAY 5, 2005

To: Canadian Securities Administrators in each province

In accordance with Section 11.3 of National Instrument 51-102 “Continuous Disclosure Obligations”, the following sets out the matters voted on at the Annual and Special Meeting of Shareholders of Enbridge Inc. (the “Corporation”) held on May 5, 2005. Each of the matters is described in greater detail in the Corporation’s Notice of Meeting and Management Information Circular dated March 4, 2005. The vote on items 1 and 2 was conducted by way of show of hands and the vote on items 3 and 4 was conducted by ballot. The manner in which the proxies were voted in respect of each matter is set out below.

Matters Voted Upon

Outcome of Vote

1. The election of each of the 10 nominees listed below as Director of the Corporation to hold office until the next Annual Meeting of Shareholders or until his or her successor is duly elected or appointed:	Carried

David A. Arledge; James J. Blanchard; J. Lorne Braithwaite; Patrick D. Daniel; E. Susan Evans; William R. Fatt; Louis D. Hyndman; Robert W. Martin; George K. Petty; and Charles E. Shultz.

2. The appointment of PricewaterhouseCoopers LLP as Auditors of the Corporation to hold office until the close of the next Annual Meeting of Shareholders at a remuneration to be fixed by the Board of Directors.	Carried

3. The approval of the division of the Corporation’s common shares on a two-for-one basis.	Carried

Votes For		Votes Against
#	%	#	%
105,336,957	99.89	117,256	0.11

4. The approval of amendments to, continuation and ratification of the Corporation’s Shareholder Rights Plan.				Carried

Votes For		Votes Against
#	%	#	%
87,310,549	97.26	2,463,078	2.74